

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Ronald D. Ormand, EVP & CFO
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056

Re: Magnum Hunter Resources Corporation
Form 8-K/A
Filed April 22, 2013
File No. 001-32997

Dear Mr. Ormand:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed April 22, 2013

Item 4.01 Change In Registrant's Certifying Accountant

Dismissal of Previously Engaged Independent Registered Public Accounting Firm, page 2

1.   We note your disclosure in the third paragraph describing several reportable events is preceded by a statement that there were "no reportable events." Please revise to eliminate the "except for" language, and to state clearly that you have reportable events to comply with Item 304 of Regulation S-K.

Prior Period Restatements, page 3

2.   We note your disclosure indicating that you assessed the materiality of adjustments to-date and concluded these are not material and you will not restate prior period financial statements. However, you also refer to these adjustments as noncash. Therefore, we

would like to understand the extent to which this characterization was a factor in formulating your view of materiality. Please describe for us these adjustments and any possible additional errors that have been identified and explain how their noncash nature has been taken into account.   Please submit any related assessments of materiality performed in considering whether to restate prior period financial statements.

Exhibit 16.1

3.   We note that the letter dated April 18, 2013 from PWC indicates that they advised you of their conclusion that certain information came to their attention that they concluded materially impacts the fairness or reliability of your financial statements.

Tell us which periods PWC was referring to and if these include any periods for which you have filed a periodic report. Separately, explain how you considered whether you were required to file an Item 4.02 Form 8-K to report non-reliance on previously issued financial statements. To the extent your consideration included an assessment of materiality, please submit the analysis that you performed in formulating your view.

Finally, explain why this communication from PWC was not identified in your description of reportable events. In this regard, explain how you considered the requirements of Item 304(a)(1)(v)(D) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief